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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49386

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASHINGTON SECTION 148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NET SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 EXCHANGE PLACE

(No. and Street)

JERSEY CITY	**NEW JERSEY**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK BRAKE JR **201 434 6900**

(Area Code – Telephone No.)

PROCESSED MAR 21 2002 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 PC

OATH OR AFFIRMATION

I, PATRICK BRAKE JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NET SECURITIES CORP., as of 12/31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Patrick Brake, Jr.
Signature

PRESIDENT
Title

Elizabeth Vecchione
Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

'For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Net Securities Corp.

December 31, 2001
with Report of Independent Auditors

Net Securities Corp.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Net Securities Corp.

We have audited the accompanying statement of financial condition of Net Securities Corp. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Net Securities Corp. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

February 15, 2002

Ernst + Young LLP

Net Securities Corp.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 105,746
Securities owned, at fair value	33,296
Due from affiliates	1,274
Total assets	$ 140,316
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 5,000
Total stockholder's equity	135,316
Total liabilities and stockholder's equity	$ 140,316

See notes to statement of financial condition.

Net Securities Corp.

Notes to Statement of Financial Condition

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Net Securities Corp. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company, headquartered in New Jersey, is a wholly-owned subsidiary of The Hill Thompson Group, Ltd. (the "Parent"). The Parent is a wholly-owned subsidiary of Tucker Anthony Sutro ("TAS").

On October 31, 2001, Royal Bank of Canada ("RBC"), through its wholly-owned subsidiary RBC Dain Rauscher acquired all of the outstanding stock of the Company's ultimate parent, TAS. This Statement of Financial Condition does not reflect any adjustments arising from RBC's purchase of TAS.

Net Securities Corp. clears its customer transactions on a fully disclosed basis through Wexford Clearing Services Corporation.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Securities Owned

Securities owned primarily consist of investments in private equity securities and warrants that are reported at fair value. Fair value of equity investments that are not readily marketable are estimated fair values, based on methods determined by the Company's management. Investment in nonmarketable securities is initially valued at cost; thereafter, they are valued at fair value based upon developments since acquisition. Warrants are valued at the lower of the excess of the value of the underlying securities over the exercise price or cost. The resulting changes in unrealized appreciation or depreciation are reflected in stockholder's equity.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the Statement of Financial Condition, the Company considers highly liquid investments in money market funds offered by companies registered under the Investment Company Act of 1940 to be cash equivalents.

2. Related Party Transactions

Certain expenses incurred by the Company related to administration, accounting, and other professional services are paid by the Parent on the Company's behalf.

3. Income Taxes

For the period January 1, 2001 through October 31, 2001 the Company is included in the consolidated federal income tax return filed by TAS. For the period November 1, 2001 through December 31, 2001, the Company is included in the consolidated federal income tax return of RBC Holdings (USA) Inc. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with TAS or RBC Holdings (USA) and certain other subsidiaries of TAS or RBC Holdings (USA). Federal, state and local taxes have been provided for in these financial statements based on separate entity income at the effective rate of the Company.

The Company's income tax benefit was computed in accordance with the Tax Sharing Agreement between TAS, the common parent, and its subsidiaries which has not been modified subsequent to the RBC acquisition. In accordance with this agreement, any temporary tax differences will be attributed to TAS. Accordingly, deferred tax assets are offset with current taxes payable.

At December 31, 2001, the income tax benefit of $1,274 is reflected as due from affiliate on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"), which requires the maintenance of minimum net capital, as defined. In accordance with this rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of the aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

At December 31, 2001, the Company had net capital of $100,746 that was $95,746 in excess of its required net capital of $5,000. At December 31, 2001, the Company had aggregate indebtedness of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately .05 to 1 at December 31, 2001.

5. Off-Balance Sheet Risk

The Company utilizes the services of a clearing broker for the settlement of both customer and proprietary transactions. All money balances and security positions are carried on the books of the clearing broker. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker is unable to fulfill its obligations.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the Statement of Financial Condition. As a registered broker-dealer, securities owned are already recorded at fair value.